August 15, 2025

Jan F. van Eck
President and Chief Executive Officer
VanEck Solana Trust
c/o VanEck Digital Assets, LLC
666 Third Avenue, 9th Floor
New York, NY 10017

       Re: VanEck Solana Trust
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 31, 2025
           File No. 333-280517
Dear Jan F. van Eck:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
General

1. We note your response to comment 3 where you state that the Trust currently intends to stake 85% of the Trust's SOL, although this amount is subject to change pursuant to the policies and procedures in the Staking Policy. Please tell us, with a view towards revised disclosure, whether a current percentage of the Trust's SOL being staked will be made publicly available to investors on a regular basis, including on your website or otherwise.
2. We note your disclosure regarding the Sponsor's Staking Policy. Please revise to provide a complete description of your liquidity risk policies and procedures. To the extent such policies and procedures are intended to be consistent with the exchange's
 August 15, 2025
Page 2

       proposed generic listing standards, please revise accordingly.
3. We note your disclosure on page 124 that the Trust will pay the Staking Services
       Provider 15% of staking rewards and your disclosure on page 2 that "[v]alidators will receive a share of staking rewards as compensation, paid from the Trust's staking proceeds by the SOL Custodian." Please revise to quantify the portion of the staking rewards that validators will receive as compensation and the portion the Sponsor and
       Trust will each receive, and to clarify, if true, that all of the rewards received by the
       Trust will be re-staked.
4. We note your response to comment 4 and we reissue in part. We note your disclosure that the Sponsor may "utilize alternative means to engage in Staking Activities."
       Please revise to disclose the "alternative means that may be utilized for staking activities" to which you are referring in addition to liquid staking tokens.
Prospectus Summary
The Trust's Service Providers
The Staking Services Provider, page 9

5. We note your disclosure that the Staking Services Provider will regularly credit staking rewards on a recurring basis established by the Staking Services
       Provider. Please revise to provide greater specificity with respect to the frequency with which the Staking Services Provider will credit staking rewards.
6. We note your disclosure that the Sponsor plans to engage one or more third party
       Staking Services Providers. To the extent the Trust engages additional Staking
       Services Providers, please revise to discuss the factors that will be used to determine how much SOL to allocate among multiple Staking Services Providers. Risk Associated with Investing in the Trust
The Trust Is An "Emerging Growth Company" And It Cannot Be Certain..., page 56

7. You state on page 56 that the Trust has chosen to "opt out" of the extended transition period made available to emerging growth companies to comply with newly adopted public company accounting requirements. If this is true, please mark the box on the cover to indicate this fact.
United States Federal Income Tax Consequences
Taxation of the Trust, page 168

8. Please revise this section to address the tax consequences of the Trust's staking program.
 August 15, 2025
Page 3

       Please contact Kate Tillan at 202-551-3604 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Clifford R. Cone, Esq.